Exhibit 99.1

Owl Rock Capital Corporation’s Board Approves Reduction of Asset Coverage Requirement;

Provides Flexibility to Extend Additional Capital to Middle Market Businesses

April 1, 2020

Owl Rock Capital Corporation (NYSE: ORCC, or the “Company”) today announced that, on March 31, 2020, its Board of Directors unanimously approved a reduction of the Company’s minimum asset coverage ratio from 200% to 150%, effective as of March 31, 2021, unless approved earlier by the Company’s shareholders. Once the 150% asset coverage ratio becomes effective, the Company plans to target a debt to equity range of 0.90x to 1.25x and operate with an increased cushion to the regulatory threshold. The Company believes this will enable it to potentially generate incrementally higher annual earnings for shareholders, while maintaining its direct origination strategy with no change to its investment philosophy.

“This step will enhance our ability to deliver attractive returns to shareholders while continuing to prudently manage risk and maintain a very strong balance sheet,” said Craig W. Packer, Chief Executive Officer of Owl Rock Capital Corporation. “It will also give us increased flexibility and capacity to continue to employ our strategy of originating high-quality, middle and upper-middle market loans.”

Mr. Packer noted that the proposed reduction in the asset coverage ratio at this time is not being driven by recent changes in the market and economic environment, but rather is part of the natural evolution of ORCC’s balance sheet over the last several years.

“Since the passage of the Small Business Credit Availability Act in March 2018, all of our investment grade peers have already moved to reduce their asset coverage ratio; we are the last to do so. Since we have been operating well below our target leverage profile of 0.75x this has not previously been a priority for us, but we believe it is prudent for us to have the same flexibility as our peers. From the inception of ORCC, we have worked hard to build a strong reputation and track record with our important stakeholders including our equity investors, lenders, bondholders and rating agencies and feel we are now ready to take this step.”

“In addition to this increased flexibility, ORCC will continue to benefit from its attractive financing structure, which is well matched with its assets from a duration perspective and diversified across financing facilities and lenders, with a robust liquidity position that includes $2.0 billion of cash and undrawn debt capacity," commented Alan Kirshenbaum, Chief Operating Officer and Chief Financial Officer of Owl Rock Capital Corporation. “We believe our plan will continue to result in investment grade ratings while allowing us to operate with an increased cushion to the regulatory limit, or room above the minimum asset coverage requirement available to us, which we view as a prudent approach from a risk management perspective.”

The Company and the Board have determined that they will seek shareholder approval to reduce the Company’s asset coverage requirement at the upcoming annual shareholder meeting to be held on June 8, 2020 so that the 150% asset coverage ratio may become effective prior to March 31, 2021. If the Company’s shareholders approve the reduced asset coverage ratio it would take effect immediately after the annual meeting. Accordingly, the Company has filed a proxy statement containing a proposal that, if approved, would permit the Company to reduce its asset coverage requirement. As part of the proposal, the Company is reducing its annual base management fee from 1.50% to 1.00% on all assets financed using leverage over 1.0x debt to equity after the expiration of the fee waiver.

The decision to reduce the asset coverage ratio was the result of the Board of Directors’ thorough review of the Company’s strategy, capital structure and investment opportunities and made pursuant to Section 61(a)(2) of the Investment Company Act of 1940 Act, as amended by the Small Business Credit Availability Act. The Company will seek shareholder approval for this change at its regularly scheduled annual meeting and will provide shareholders with additional information in its proxy materials.

A presentation with additional information regarding these changes and their benefits can be found on the investor relations section of the Company’s website at www.OwlRockCapitalCorporation.com under “Events and Presentations.”

Important Information for Shareholders

In connection with the proposal to reduce the Company’s minimum asset coverage ratio to 150%, the Company intends to file a preliminary proxy statement and an accompanying proxy card with the SEC. The information contained in the preliminary proxy statement will not be complete and may be changed. The Company will also file with the SEC a definitive version of the proxy statement and accompanying proxy card that will be sent or provided to shareholders when available. The Company advises its shareholders and other interested persons to read the proxy statement and other proxy materials as they become available because they will contain important information. The proxy materials will become available at no charge on the SEC’s website at http://www.sec.gov and on the Company’s website at http://www.owlrockcapitalcorporation.com. In addition, the Company will provide copies of the proxy statement without charge upon request.

About Owl Rock Capital Corporation

Owl Rock Capital Corporation (ORCC) is a specialty finance company focused on lending to U.S. middle-market companies. As of December 31, 2019, ORCC had investments in 98 portfolio companies with an aggregate fair value of $8.8 billion. ORCC has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended. ORCC is externally managed by Owl Rock Capital Advisors LLC, an SEC-registered investment adviser that is an affiliate of Owl Rock Capital Partners. Owl Rock Capital Partners, together with its subsidiaries, is a New York based direct lending platform with approximately $16.4 billion of assets under management as of December 31, 2019.

Certain information contained herein may constitute “forward-looking statements” that involve substantial risks and uncertainties. Such statements involve known and unknown risks, uncertainties and other factors and undue reliance should not be placed thereon. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about ORCC, its current and prospective portfolio investments, its industry, its beliefs and opinions, and its assumptions. Words such as “anticipates,” “expects,” “intends,” “plans,” “will,” “may,” “continue,” “believes,” “seeks,” “estimates,” “would,” “could,” “should,” “targets,” “projects,” “outlook,” “potential,” “predicts” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond ORCC’s control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements including, without limitation, the risks, uncertainties and other factors identified in ORCC’s filings with the SEC. Investors should not place undue reliance on these forward-looking statements, which apply only as of the date on which ORCC makes them. ORCC does not undertake any obligation to update or revise any forward- looking statements or any other information contained herein, except as required by applicable law.

Investor Contacts

Investor Relations:

Dana Sclafani

(212) 651-4705

ORCCIR@owlrock.com

Media:

Prosek Partners

David Wells / Kelly Smith Aceituno / Josh Clarkson

pro-owlrock@prosek.com

212-279-3115